Date: February 25, 2013

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 22, 2013
Record Date for Voting (if applicable) :	March 22, 2013
Beneficial Ownership Determination Date :	March 22, 2013
Meeting Date :	May 07, 2013
Meeting Location (if available) :	Toronto ON
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	Only Registered and Beneficial holders who opted to receive one

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	730843208	CA7308432086

Sincerely,

Agent for POINTS INTERNATIONAL LTD.